EXHIBIT 23.4

Consent of Director Nominee

Axion Power International, Inc. is filing a Registration Statement on Form S-1 (Registration No. 333-209207) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the resale offering of its common stock. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Axion Power International, Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

/s/ Robert A. Maruszewski
Name: Robert A. Maruszewski

Dated February 10, 2016